March 14, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Amanda Ravitz, Assistant Director
Brian Soares – Mail Stop 3030

Re:	Entellus Medical, Inc.

    Registration Statement on Form S-3

    Filed March 3, 2016

    File No. 333-209905

Ladies and Gentlemen:

We hereby request that the effectiveness of the above-referenced registration statement be accelerated to 9:00 a.m., Eastern Daylight Savings Time, on March 16, 2016, or as soon thereafter as is practicable.

In connection with your letter to me dated March 11, 2016, Entellus Medical, Inc. (“Entellus”) acknowledges that:

1.	should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

2.	the action of the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Entellus from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	Entellus may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Robert S. White

Robert S. White

President and Chief Executive Officer

3600 Holly Lane N., Suite 40, Plymouth, MN 55447    Phone 763-463-1595 Fax 763-463-1599